Exhibit 99.2

NIO Inc. Provides October 2022 Delivery Update

•	NIO delivered 10,059 vehicles in October 2022, increasing by 174.3% year-over-year

•	NIO delivered 92,493 vehicles year-to-date 2022, increasing by 32.0% year-over-year

•	Cumulative deliveries of NIO vehicles reached 259,563 as of October 31, 2022

SHANGHAI, China, November 01, 2022 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its October 2022 delivery results.

NIO delivered 10,059 vehicles in October 2022, representing an increase of 174.3% year-over-year. The deliveries consisted of 5,979 premium smart electric SUVs including 2,814 ES7s, and 4,080 premium smart electric sedans including 3,050 ET7s and 1,030 ET5s. The vehicle production and delivery were constrained by operation challenges in our plants as well as supply chain volatilities due to the COVID-19 situations in certain regions in China. Cumulative deliveries of NIO vehicles reached 259,563 as of October 31, 2022.

In October, NIO unveiled ET7, EL7 and ET5 for the European markets at the NIO Berlin 2022. These products are gradually made available for order in Norway, Germany, the Netherlands, Denmark and Sweden through NIO Subscription, leasing programs, and direct sales to users.

The announced delivery volume represents vehicle deliveries through direct sales to users as well as to the leasing program partner in Europe in accordance with the revenue recognition policy of the Company’s vehicle sales. The vehicles under NIO Subscription in Europe are recognized as assets on the Company’s balance sheet but not counted towards the announced delivery volume.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six- or seven-seater flagship premium smart electric SUV, the ES7 (or the EL7), a mid-large five-seater premium smart electric SUV, the ES6, a five-seater high-performance premium smart electric SUV, the EC6, a five-seater premium smart electric coupe SUV, the ET7, a flagship premium smart electric sedan, and the ET5, a mid-size premium smart electric sedan.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES7 (or the EL7), ES6, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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